Exhibit 99.4

01PM3C Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for TRANSALTA CORPORATION Annual and Special Meeting Meeting Date and Location: When: May 4, 2021 Where: Virtual-only meeting format via live audio 12:00 pm (Mountain Time) webcast at https://web.lumiagm.com/438758405 You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: www.envisionreports.com/ZTMQ2021 OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 12, 2021. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 403-267-2543. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 905-507-5450.

01PM4B Fold Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Election of Directors - Electing twelve (12) directors of the Company at the Meeting (information respecting the election of directors may be found in the Information Circular under “Election of Directors”). 2. Appointment of Auditors - The appointment of Ernst & Young LLP, as the auditors of the Company (information respecting the appointment of auditors may be found in the Information Circular under “Re-appointment of Auditors”). 3. Say-on-Pay - Accepting the Company’s approach on executive compensation (information respecting the executive compensation may be found in the Information Circular under “Advisory Vote on Executive Compensation”). 4. 2021 Share Unit Plan - Approving the Company’s 2021 Share Unit Plan (information respecting the Company’s 2021 Share Unit Plan may be found in the Information Circular under “Business of the Meeting – Approval of 2021 Share Unit Plan”). 5. Option Plan – Amending the Company’s Stock Option Plan (information respecting the amendment to the Company’s Stock Option Plan may be found in the Information Circular under the “Business of the Meeting – Stock Option Plan Amendment”). Annual Financial statement delivery • Only Registered and Beneficial holders who opted to receive one Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. Your Voting Instruction Form or Proxy must be received by 12:00 pm (Mountain Time) on April 30, 2021. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING